UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PowerUp Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7207P103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7207P103

1	NAME OF REPORTING PERSONS PowerUp Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,187,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,187,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G7207P103

1	NAME OF REPORTING PERSONS Bruce Hack
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,187,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,187,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G7207P103

1	NAME OF REPORTING PERSONS Gabriel Schillinger
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,187,500(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,187,500(1) (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,187,500(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares issued in a private placement prior to the initial public offering of the Issuer. Terms of these shares are more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-261941). Messrs. Hack and Schillinger are the managing members of PowerUp Sponsor LLC. As such, each of Messrs. Hack and Schillinger has shared voting and investment discretion with respect to the ordinary shares held of record by PowerUp Sponsor LLC and may be deemed to have beneficial ownership of the ordinary shares held directly by PowerUp Sponsor LLC. Each of Messrs. Hack and Schillinger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(2)	Excludes 9,763,333 ordinary shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 35,937,500 ordinary shares issued and outstanding as of November 10, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

Item 1(a).	Name of Issuer

PowerUp Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

188 Grand Street Unit #195, New York, NY 10013

Item 2(a).	Names of Persons Filing

PowerUp Sponsor LLC

Bruce Hack

Gabriel Schillinger (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

188 Grand Street Unit #195, New York, NY 10013

Item 2(c).	Citizenship

PowerUp Sponsor LLC is a limited liability company formed in Delaware.

Each of Mr. Hack and Mr. Schillinger is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number

G7207P103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2022, the Reporting Persons may be deemed to beneficially own 7,187,500 of the Issuer’s Class A ordinary shares, representing 20.0% of the total of ordinary shares issued and outstanding. The terms of the Class B ordinary shares are more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-261941).

The percentage of the Class A ordinary shares held by the Reporting Persons is based on 35,937,500 ordinary shares issued and outstanding as of November 10, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

PowerUp Sponsor LLC is the record holder of the shares reported herein. Messrs. Hack and Schillinger are the managing members of PowerUp Sponsor LLC. As such, each of Messrs. Hack and Schillinger has shared voting and investment discretion with respect to the ordinary shares held of record by PowerUp Sponsor LLC and may be deemed to have beneficial ownership of the ordinary shares held directly by PowerUp Sponsor LLC. Each of Messrs. Hack and Schillinger disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

PowerUp Sponsor LLC,
a Delaware limited liability company

By:	/s/ Bruce Hack
Name: Bruce Hack
Title: Manager

By:	/s/ Gabriel Schillinger
Name: Gabriel Schillinger
Title: Manager

/s/ Bruce Hack
Bruck Hack

/s/ Gabriel Schillinger
Gabriel Schillinger

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2023 by and among PowerUp Sponsor LLC, Bruce Hack and Gabriel Schillinger